Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.

The following is the full transcript from The Coca-Cola Company and Coca-Cola Enterprises Inc. announcement on February 25, 2009:

CORPORATE PARTICIPANTS

Jackson Kelly
The Coca-Cola Company - Director of IR

Muhtar Kent
The Coca-Cola Company - Chairman & CEO

John Brock
Coca-Cola Enterprises - Chairman & CEO

Bill Douglas
Coca-Cola Enterprises - CFO

Gary Fayard
The Coca-Cola Company - CFO

CONFERENCE CALL PARTICIPANTS

John Faucher
JPMorgan - Analyst

Bill Pecoriello
Consumer Edge Research - Analyst

Judy Hong
Goldman Sachs - Analyst

Mark Swartzberg
Stifel Nicolaus - Analyst

Kaumil Gajrawala
UBS - Analyst

Caroline Levy
CLSA - Analyst

Christine Farkas
Bank of America Merrill Lynch - Analyst

Damien Witkowski
Gabelli & Co. - Analyst

PRESENTATION

Operator

At this time, I would like to welcome everyone to the joint conference call for The Coca-Cola Company and Coca-Cola Enterprises to discuss this morning's press release announcing the strategic advancement of their partnership in North America and Europe.

Today's call is being recorded. If you have any objections, you may disconnect at this time. All participants will be in listen-only  mode until the formal question-and-answer portion of the call. (Operator Instructions) Due to the interest in this call, we request a limit of one question per person.

I would like to remind everyone that the purpose of this conference is to talk with investors and, therefore, questions from the media will not be addressed. Media participants should contact Coca-Cola's media relations department if they have questions.

I would now like to introduce Jackson Kelly, Vice President and Director of Investor Relations. Mr. Kelly, you may begin.

Jackson Kelly - The Coca-Cola Company - Director of IR

Good morning and thank you for being with us again today. I am pleased to be joined by Muhtar Kent, our Chairman and Chief Executive Officer, and Gary Fayard, our Chief Financial Officer. We are also joined this morning by John Brock, Chairman and Chief Executive Officer of CCE, and Bill Douglas, Chief Financial Officer of CCE. Following prepared remarks this morning, we will turn the call over for your questions.

Before we begin, I would like to remind you this conference call may contain forward-looking statements, including statements concerning long-term earnings objectives, transaction details and future performance, and should be considered in conjunction with cautionary statements published in today's joint announcement from The Coca-Cola Company and Coca-Cola Enterprises. These statements involve a number of risks and uncertainties that could cause actual results to differ from those anticipated, including regulatory factors and changes in economic, business and competitive factors. They should be considered in conjunction with the risks and uncertainties discussed in each company's most recent annual report on Form 10-K and subsequent SEC filings.

I would also like to note that we have posted schedules on the investor pages of both companies' websites which reconcile certain non-GAAP financial measures that may be referred to by our senior executives in our discussion this morning and throughout our discussion of today's events. For further information, you may also look on our website dedicated to this transaction, www.kosystemevolution.com, or in the investor section of either of our companies' websites.

Now, let me turn the call over to Muhtar.

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Thank you, Jackson, and good morning, everyone. Together with Gary and Jackson, I am pleased to have John and Bill, our valued partners at CCE with us today to discuss this morning's announcement and how we are ushering in an exciting new era of winning for our Coca-Cola system, in both here in North America as well as Western Europe.

As you all know, we have been working diligently with our bottling partners and employees over the past 18 months to develop our 2020 Vision, our roadmap for winning together. At the heart of this vision is our absolute commitment to best serve our consumers and customers everywhere. We can accomplish this by continuously improving and evolving our global franchise system.

I am pleased to jointly announce with CCE today that we are taking decisive actions to strategically advance our partnership. These actions support our 2020 Vision and will strengthen our franchise model and drive long-term shareowner value for both companies.

Keep in mind that what we are announcing today was jointly developed by The Coca-Cola Company and CCE management teams over the past months to address the changing needs of the nonalcoholic beverage industry. Both John and I, as well as our management teams, are confident about the opportunities and value that this transaction represents for our respective stakeholders and shareholders.

Now let us provide you with an overview of the specific actions we are announcing today. Then we'd like to share why our respective management teams and boards agree that now is the right time to strategically advance the Coca-Cola system in North America and Europe.

The Coca-Cola Company in a substantially cashless transaction will acquire CCE's entire North American business, which consists of approximately 75% of our US bottler delivered volume and almost 100% of our Canadian bottler delivered volume. And in a concurrent transaction, The Coca-Cola Company and CCE have agreed in principle that CCE will buy The Coca-Cola Company's a bottling operations in Norway and Sweden, subject to the signing of the definitive agreements.

CCE also will have the right to acquire The Coca-Cola Company's 83% stake in our German bottling operations 18 to 36 months after closing for fair value.

At closing, we will rename the sales and operational elements of CCE's current North American businesses Coca-Cola Refreshments USA Inc., which I will refer to as CCR-USA, and Coca-Cola Refreshments Canada Ltd. or CCRC.

Following the close, we will fold in the vast majority of our US and Canada businesses into CCR-USA and CCRC respectively. In the US, CCR-USA will be organized as a unified operating entity with distinct capabilities, including supply chain, logistics, and sales and customer service operations.

In Canada, CCRC will be a single dedicated production sales and distribution organization. And for Europe, a new entity which retains the name CCE will hold CCE's European businesses, including the Norway and Sweden businesses CCE intends to acquire. And CCE's current public shareowners will hold 100% of this new entity.

As I shared with you on numerous occasions over the past few years, we fundamentally believe that the franchise model in its broadest sense is the best way to win in the marketplace. Today, our franchise partners handle approximately 80% of our global unit case volume. This percentage will not dramatically change due to these transactions.

The volume we are acquiring represents less than 10% of our global unit case volume today. Therefore, our great franchise partners including CCE, who intends to take over the bottling operations of Norway, Sweden and potentially Germany, will continue to produce and deliver approximately 72% of our global system volume.

Importantly, after the transactions outlined today, CCE will remain a valued franchise partner and our third-largest independent bottler. So with these actions, we are strengthening our ability to win in the unique North American operating environment. We firmly believe that this new North American structure will create an unparalleled combination of businesses to drive sustainable growth.

This dynamic evolution will serve as our passport to winning in the largest NARTD profit pool in the world. At the same time in Europe, the agreement we announced today will further strengthen our franchise system to provide broader geographic coverage and optimize and scale our marketing and distribution leadership.

Now let me focus on the evolution of our North American business, and John and Bill will provide more information on the European value proposition later in this call. Then Gary will discuss the financial details of the transaction for The Coca-Cola Company.

So why are we taking these actions in North America? The structure of our North American business has remained essentially the same since CCE was first founded back in 1986. During this time, fundamental industry forces have dramatically altered the consumer, customer and competitive landscape.

Since the 1980s, our US system of production facilities has become increasingly complex. Together, The Coca-Cola Company and CCE maintain approximately 120 facilities. Since 2000, still beverages have doubled as a percent of our total package volume and now account for over 30%.

Additionally, our US customer base has significantly consolidated with our top 10 retail customers, now representing approximately 40% of package US volume, and as the needs of the US consumers and customers have continued to evolve as well.

Together, we, CCE and our valued bottling partners have made great progress during the past several years to drive cost savings and increase efficiencies through stronger alignment. We have created Coca-Cola Supply. We have introduced Right Execution daily.

We successfully implemented a new incidence pricing model for more than 90% of our sparkling volume in North America, and we have commercialized specially- tailored customer teamwork agreements that have enabled us to be faster and more flexible in the marketplace.

Today, we are acting from a position of strength. The Coca-Cola Company has improved our returns and gained market share versus our primary competitor in North America, despite these shifts in the marketplace. However, to deliver on our 2020 Vision, our franchise system cannot remain static. We have to create the next generation of high-return opportunities.

So why is now the right time for these actions? With today's announcement, we see an incredible opportunity to further advance and to further strengthen our business in the US by combining our successful Foodservice business, our dynamic Minute Maid juice business and our Supply Chain organization, including finished product manufacturing and our company-owned bottling operations in Philadelphia, with the US operations of CCE.

Unlike many other global markets, we already own and manage a significant part of our business in the US, including our production and distribution assets for our fountain business and much of our still beverages finished goods business.

At the close of this transaction, we will have direct control over approximately 90% of our combined US and Canada volume. This will greatly expand our ability to leverage synergies and improve execution across this vast and critically important market.

Over the past months, we have had productive -- very productive discussions with all of our North American bottlers about the need to evolve in order to better serve our customers and consumers in keeping with our 2020 Vision. As we work closely with our bottlers to create a new model for the winning in the unique North American marketplace, we are confident that our collaborative partnerships will continue to prosper.

By organizing around core operational strength and better focusing our resources, this new structure is going to enable us to run the most effective and efficient operation in North America.

CCR-USA will be organized as a unified operating entity. This new structure will fundamentally improve our capability, improve our speed and flexibility to further strengthen brand and more efficiently and effectively serve our customers. In other words, it will enhance our ability to deliver the right product and the right package at the right place and for the right price.

Also importantly, this transaction enables us to convert passive capital into actively managed capital in order to direct our investment in production and distribution assets in a more efficient manner. We will do more than improve the return on invested capital of CCE's North American assets.

We will also increase the return on invested capital on the almost $10 billion of our own capital that is currently invested in Coca-Cola North America's separate operating structure.

CCE's North American business is an outstanding one, and we will continue to invest in this business, creating synergies and significant improvement in returns on capital over the long-term. This is the real magic and power of combining these operations.

At the same time, our fundamentally sound balance sheet enables us to pursue today's transaction with little impact on the Coca-Cola system's capital structure and effectively no outlay of cash. These actions are expected to generate immediate efficiencies with operational synergies of $350 million over the next four years. We also expect this transaction to be accretive to EPS on a fully diluted basis by 2012.

Longer term, we will drive an optimized operating model by investing our capital in a more efficient system that will increase our long-term growth rate and cash flow returns. We will construct a well-developed integration plan, which includes new strategies to better address the external forces that shape our business today and well into the future.

In addition, we have a high degree of confidence in our ability to direct and execute this important initiative. We will announce our transition team and leadership appointments as we continue to develop our integration plan between now and closing.

We are fortunate, very fortunate, to have strong leaders at both Coca-Cola and CCE North America. The North American leadership team will work together to continue to build on our momentum through this transaction.

Today's moves are a step change in the execution of our long-term growth strategy and alignment, full alignment, with our 2020 Vision. Collectively, this evolution will create operational synergies and accelerate long-term efficiencies.

Secondly, convert passive capital into active capital. Third, facilitate the pace of innovation. Fourth, strategically position us to better market and distribute North America's most preferred beverage brands through a faster and more effective customer service system. And fifth, strengthen our franchise system in Europe to provide adjacent geographic coverage and optimize our marketing and distribution leadership.

This dynamic evolution is a strategically sound and meaningful way for us to ensure that we will generate enhanced growth and income from our critical developed markets of North America and Western Europe. We are extremely confident that the actions we are taking today will create substantial value for all of our stakeholders and shareowners.

With that, let me turn the call over to John.

John Brock - Coca-Cola Enterprises - Chairman & CEO

Thank you, Muhtar, and hello, everyone. I am joined today by Bill Douglas, our CFO. We are proud to be here with you on this historic day as we take a tremendous step forward in the strategic advancement of The Coca-Cola Company and CCE's North American and European bottling operations.

The agreements we've announced today are compelling strategically, operationally, and financially for both CCE and The Coca-Cola Company. They will result in meaningful and immediate value creation for CCE shareowners, while providing important benefits to consumers, employees and other key stakeholders of CCE. And importantly, the new CCE shareowners will benefit from a continued investment in a refocused CCE with strong growth prospects going forward.

First, let me quickly touch upon the sale of our North American operations in which shareowners of CCE will receive fair value. As evidenced by our 2009 results, we have made significant progress working together with The Coca-Cola Company to capture synergies and improve our alignment in North America. This encouraging progress reflects the hard work and talent of our collective employees.

As Muhtar discussed, today's announcement about our North American bottling operations will further enable the Coca-Cola system to accelerate and expand the pace and scope of change, to better serve customers and consumers in light of evolving market dynamics, challenges and opportunities.

After the close of these transactions, CCE will be comprised of our existing European operations combined with The Coca-Cola Company's Norway and Sweden bottlers. With regard to this new CCE, my management team and I are extremely excited to be The Coca-Cola Company's key strategic bottling partner in Western Europe. This partnership will continue to yield important benefits for the new CCE.

For those of you less familiar with our operations in the European region, let me provide you with some brief background. Western Europe has been an important strategic priority for CCE since we first acquired operations there 17 years ago. Our European business remains a strong and effective competitor, serving an attractive market with growing volumes and profit, driven by rising per capita consumption and operational economies of scale across the entire region.

As such, new CCE will have an improved growth profile with better revenue and EPS growth prospects, and will be a bottler focused solely on delivering the leading nonalcoholic beverage brands to customers and consumers in Western Europe.

In fact, the European business with its leading sparkling business and integrated business model is operating from a position of strength, with significant opportunities to grow volumes by increasing per capita consumption and further expansion of our beverage portfolio.

CCE today enjoys leading positions in our Great Britain, France and Benelux business units. The addition of the Norwegian and Swedish bottling territories will further expand and strengthen our leadership territories in Western Europe.

We are acquiring The Coca-Cola Company's Norway and Sweden bottling operation at fair terms. Additionally, we have the right to acquire The Coca-Cola Company's Germany bottling operations in the future for fair value. New CCE will be the third-largest independent Coca-Cola bottler globally by volume, with annual sales of approximately 600 million physical cases.

We will have the financial flexibility and operational focus to deliver attractive cash returns to shareowners and to pursue growth opportunities such as Germany.

Further, to strengthen the partnership with The Coca-Cola Company in Western Europe, we have entered into new long-term bottling and incidence pricing agreements. All of this means we will significantly advance our position as the preeminent Western European bottler. By continually increasing distribution across broader European geographies and focusing solely on marketing and distributing Europe's leading nonalcoholic beverage brands, we will be better able to meet customer and consumer needs.

In doing so, we will be better positioned to compete effectively and sustainably in Europe. Consistent with our current CCE strategic priorities, new CCE will be focused on being number one or strong number two in every brand category in which we choose to compete.

We strongly believe that this is the beginning of an exciting new era of long-term growth for CCE's business and for its shareowners. We are confident that the continuity of CCE's executive leadership, as well as our independent directors at new CCE, will ensure a seamless transition.

Combined, the executive leadership team has over 90 years of European management experience, as well as a corresponding number of years in the Coca-Cola system. In Europe, CCE's operational team under the continued leadership of Hubert Patricot will remain in place and execute on its strong track record of growth.

CCE will remain headquartered in Atlanta and retain the CCE corporate name. CCE will continue to be traded on the NYSE under the CCE ticker. Bill Douglas and I and other key members of the CCE corporate management team will continue to lead the Company. Additionally, the current independent directors will continue to comprise the new CCE board.

We believe these transactions will create compelling opportunities for our employees. The expectation is that the vast majority of CCE's North American and corporate employees will become part of The Coca-Cola Company. We do not expect this transaction to impact European CCE employees, and we do not anticipate any organizational changes related to the transaction to occur before the transaction closes.

In summary, the agreements announced today represent a significant step forward for CCE and for our shareowners. The sale of CCE's North American operations provides compelling value and will allow for the creation of an expanding Western European bottler with leadership focused on meeting needs of Western European customers and consumers.

Now I'd like to turn it over to Bill to discuss some of the financial details of the transactions that were announced today.

Bill Douglas - Coca-Cola Enterprises - CFO

Thanks, John, and good morning, everyone. First, let me provide some additional information on the actions CCE is taking today and in the near future. The Coca-Cola Company's acquisition of the assets and liabilities of CCE's North American business for fair value includes the following consideration. The Coca-Cola Company's current 34% equity ownership in CCE valued at approximately $3.4 billion based upon a 30-day trailing average as of yesterday; the assumption of $8.88 billion in CCE debt and the assumption of all North American assets and liabilities, including CCE's accumulated benefit obligation for North America of $580 million as of December 31, 2009, as well as certain other one-time costs and benefits. Additionally, the sale of the North American business will be tax efficient for CCE.

When the transaction has been consummated, public CCE shareowners will receive one share in new CCE for each existing share, and will hold 100% of the new entity. The Coca-Cola Company will not own any interest in new CCE. Additionally, CCE's public shareowners will receive $10 per share in cash consideration.

As we are required to obtain an affirmative vote of the majority of the outstanding public shares of CCE common stock, we will convene a shareowners meeting after the filing of the proxy statement with the SEC. We expect to close these collective transactions in the fourth quarter of this year.

CCE will seek clearance with the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvement Act and the European Commission, as well as several other required notifications and approvals.

In conjunction with this transaction, we will initially issue approximately $2 billion in net debt, at a net debt to EBITDA ratio of approximately 1.7 times before planned share repurchases. Long term, we will operate within a range of 2.5 to 3 times of net debt to EBITDA, in line with the previously stated capital structure targets for CCE.

Now let's review some of the financial details of the transaction and why we feel this evolution of our business is so compelling. Under the terms of the agreement, which has been approved by both companies' boards, The Coca-Cola Company will acquire the North American operations of CCE.

This debt will fund the $822 million cash purchase of The Coca-Cola Company's bottling operations in Sweden and Norway, as well as a $10 per share in cash consideration. The cash consideration represents over 50% of CCE's closing price yesterday.

After closing, new CCE expects to continue to return cash to shareowners via a planned share repurchase program of up to $1 billion, and commits an annual dividend of $0.50 per share. Also at closing, new CCE is expected to have approximately 350 million to 360 million outstanding shares on a fully diluted basis before planned share repurchases, substantially comparable to the publicly-owned shares of CCE today.

2009 pro forma, including the Norway and Sweden acquisition, new CCE would have generated approximately $7.3 billion in revenues, $1.2 billion in EBITDA, $850 million of operating income, and physical cases of approximately 600 million for 2009.

One additional note, as a result of these transactions, CCE has stopped our planned share repurchases and will not purchase any shares prior to the transaction closing.

With that, I will turn the call over to Gary.

Gary Fayard - The Coca-Cola Company - CFO

Thanks, Bill. Good morning, everyone. As both Muhtar and John mentioned earlier, this transaction provides an outstanding opportunity strategically, operationally and financially for The Coca-Cola Company and CCE. The combination of growth opportunities and operating synergies will contribute to our top line, bottom line, and earnings per share.

As Muhtar noted, we expect to generate immediate efficiencies through this transaction and to deliver operational synergies of $350 million over four years. These synergies are approximately 80% cost synergies and 20% revenue synergies. This is incremental to the $150 million in supply chain savings our system has previously announced over a year ago.

We expect to realize approximately 70% of the $350 million in synergies by the end of 2012, by minimizing supply chain costs, improving production efficiencies, limiting infrastructure overlap, and accelerating revenue growth. We also expect to incur one-time costs of about $425 million over three years to achieve these synergies.

Now let me review some of the financial details of the transaction and why we believe this evolution of our business is so compelling. Under the terms of the agreement, which have been approved as Bill said by both companies' boards, The Coca-Cola Company will acquire the North American operations of CCE.

The consideration includes the Coca-Cola Company's current 34% equity ownership in CCE valued at $3.4 billion, and the assumption of $8.88 billion of CCE debt and all of the North American assets and liabilities and certain other one-time costs and benefits. This transaction has been structured as substantially cashless for The Coca-Cola Company and tax efficient for both companies. We anticipate that this acquisition will become accretive to The Coca-Cola Company beginning in full year 2012.

Our balance sheet remains very strong. The Coca-Cola Company will not require incremental borrowings. The $8.88 billion of debt we are assuming from CCE is supported by our cash flow, and we have been in discussion with the rating agencies and would not anticipate any change in our rating as a result of this transaction.

As evidenced by our recently announced dividend increase of 7%, we remain committed to returning free cash flow to our shareowners. As for share repurchase, we are going to be out of the market until the close of this transaction. However, we still intend to repurchase up to $1.5 billion in company stock by the end of 2010.

Over the long term, we remain confident in our ability to generate free cash flow and continue to reward our shareholders. As Muhtar indicated, through this transaction we will gain operating control over CCE's assets in North America, which will enable us to streamline our North American operations and generate a far more efficient use of capital. This will accelerate our growth in operating income and will drive significant improvement in the return on our investment in North America over time.

In a concurrent transaction, CCE has an agreement in principle to acquire our Norway and Sweden bottling operations for $822 million in cash. CCE also has the right to acquire The Coca-Cola Company's majority stake in its German bottling operations 18 to 36 months after closing for fair value.

While CCE is required to obtain an affirmative vote of a majority of its outstanding public shares, no vote of The Coca-Cola Company's shareowners is required to complete the transaction. As Bill indicated, we expect to close these collective transactions in the fourth quarter of this year after the parties receive clearance from the Federal Trade Commission and the European Commission, as well as several other required notifications and approvals.

All of us at The Coca-Cola Company are extremely excited about the opportunities and value that this transaction represents. We are confident that The Coca-Cola Company will do what we have done so well over the years to build this great company, creating substantial and sustainable benefits for our stakeholders and shareowners.

With that, Operator, we are now open for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) John Faucher, JPMorgan.

(technical difficulty)

John Faucher - JPMorgan - Analyst

Sorry about that. Guys, I mean I guess the big question becomes sort of has something specific changed in your thinking since we sat down with you in November, because this is a fairly big about-face in terms of the commitment to the franchise model? And I understand sort of global versus US and the different growth dynamics, but is there anything specific that you can point to that says here's why we needed to do this and to do this now, as opposed to maybe waiting to see how the Pepsi integration when and how the competitive environment changed?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

John, let me address this question. We have been in discussions with our partners in CCE for quite some time in order to make absolutely sure that we can take decisive action to strategically enhance our partnership. And this is not -- this time -- a specific time today that this announcement has come. It is actually something that we've been talking for a long time. So it is an evolution.

We have been doing lots of things in the marketplace, but this is in no way an about face. This is totally online with our 2020 Vision in order for us to achieve that 2020 Vision. While at the same time (technical difficulty) we are taking over the operations of CCE in North America, which is a unique business from our perspective because we operate our own integrated businesses in North America quite different to how we operate overseas internationally.

We also are re-franchising major operations to CCE at the same time with this, about 100 million consumers in Europe, Western Europe. So we have two very large profit pools that are being enhanced for us, and we have absolutely belief that the franchise system in North America needs to evolve. It has not changed since 1986, and this is a logical natural evolution of that.

Through this operation, as we have said before, we create operational synergies, accelerate long-term efficiencies in order to absolutely ensure that we have sufficient fuel for our brands to stay healthy and grow; converting our passive capital into active capital because, as you have heard, that this is an essentially cashless transaction.

This will facilitate our pace of innovation. It will strategically position us certainly to be absolutely best-in-class in our production and distribution of the most preferred brands here in North America; and importantly, create a much stronger footprint for us in Western Europe.

So what this is is a very big strategic play for us where we have the high-growth emerging markets that are not yet to the same level of profitability as in Western markets. And what it does is it creates a synergy play for us to ensure that we have profit plays that are coupled with those high-growth markets of the emerging markets as we strengthen and grow the margins in our emerging markets -- a la Latin America as being the greatest model -- and how the other emerging markets are evolving.

Therefore, this is a perfect strategic fit, and it's not about today or yesterday. This is a natural evolution, and John Brock and I and our teams have been in discussions about how we further decisively enhance our strategic partnership going forward. They remain a very strong key partner of ours in one of the most important non-alcoholic beverage markets in the world, Western Europe. As Western Europe evolves into a single market, it is so critically important to have these contiguous territories scaling up our marketing, scaling up our production, scaling up our distribution to better serve the consumer, the evolving consumers also in Western Europe and customers, of course.

John Faucher - JPMorgan - Analyst

Okay, thank you. And then a quick follow-up on this. So it sounds like this dialogue has been going on for a least a couple of months here.

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

It's been going on much longer than that. It's been going on much, much longer than that. The dialogue is not a dialogue about doing this specifically, but a dialogue of how we transform our businesses. So it is a logical evolution.

John Faucher - JPMorgan - Analyst

Okay, great. Thank you.

Operator

Bill Pecoriello, Consumer Edge Research.

Bill Pecoriello - Consumer Edge Research - Analyst

Good morning, everybody. You talk about better marketing and distribution, and also the changing needs of your customers. So can you help us understand what changes you envision to how products might be delivered, sold or merchandised in the future, along those lines of better marketing and distributing?

And will this require further consolidation of the US bottle network, or as you mentioned, maybe additional collaboration needed to make any changes you envision as you evolve that route to market? Thanks.

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Bill, mainly a North American centric question, right?

Bill Pecoriello - Consumer Edge Research - Analyst

North America, yes.

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Yes. I think what we see is a constant evolution. Today, the number I think you have is about 40% of our total bottler delivered volume with 10 key customers in the United States and, therefore, the customer landscape is evolving very rapidly. There are changing needs for how you deliver your products' route to market.

The consumer is evolving, and you need to be much more nimble, much more flexible, much more rapid in how you go to market, how you market your brands. So we feel that this will give us the ability to really enhance our offer in terms of portfolio and our distribution, in terms of customer service to the changing landscape in a very, very meaningful way.

Let me also stress that we still see a meaningful role for partners in the landscape in the United States and the structure in the United States. This is a logical evolution from where it has been left in 1986, and I think that's why it's so critically important that this integration takes place rapidly, effectively, which we intend to do. And to be absolutely sure that the footprint in the United States then will further reassemble our footprint in how we go to business, how we go to market in our international operations.

Bill Pecoriello - Consumer Edge Research - Analyst

Thank you.

Operator

Judy Hong, Goldman Sachs.

Judy Hong - Goldman Sachs - Analyst

Thanks, good morning. Muhtar, just historically I think your strategy in owning the bottling operations has either been using KO as a hospital ward where you basically strengthen the business and then you get out of owning the asset. Or alternatively, you had some strategic reasons where you needed to own the asset.

So I'm just wondering, is this kind of now a third bucket that we should think about in terms of your strategy over time? And if that is the case, why I wouldn't think that there may be other markets around the world where you would need to own the bottling entities?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Judy, thanks. It is simply because -- today the landscape in the United States and how we are structured is so different from the rest of the world. So you need to think about this as a specific one-time structural evolution in this market that is unique to this market. So you don't need to think about this being played out in other markets.

What you need to think about is how we get closer to the other markets. Nowhere in the world do we have a separate fountain business like we have integrated in the United States with customer service -- executives, people, groups calling on customers, producing separately to the bottling network, distributing separately, et cetera. Nowhere in the world do you have this totally separate integrated juice model.

And nowhere in the world do you have a production footprint that is like the one in the United States where The Coca-Cola Company is responsible for the production today of all the hot-fill and still beverages, and the bottlers are responsible for the production of the cold-fill and sparkling beverages.

So we have a very big structural play here. It is not the same thought process that has led us to the hospital ward. And by the way, in many cases in the hospital ward, we have had strategic management reasons and other financial reasons why we had to take over a bottler.

In this case, absolutely not. We have tremendous faith in the leadership and the management of CCE going forward as we have had in the past, and also in the financial capability and the strategic capability and the distribution capability and the selling capability of the leadership of CCE. And that is why we are refranchising huge operations in Western Europe in this deal concurrently. Almost 100 million consumers in those three markets are going to be refranchised to this new network in Europe.

So that's the kind of play. I hope I've been able to answer your question, Judy.

Judy Hong - Goldman Sachs - Analyst

Okay, and then just following up on that, if that's the case and you integrate North America and then you rationalize production assets, you bring in fountain service and all that; once you then do that and make the North American business much stronger, is there a kind of a two-step process here over time that you may spin off that entity? Or is there still a structural reason that that has to be part of The Coca-Cola Company even over the longer term period?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

We see a very meaningful role for partners going forward in the end game.

Judy Hong - Goldman Sachs - Analyst

Okay, thank you.

Operator

Mark Swartzberg, Stifel Nicolaus.

Mark Swartzberg - Stifel Nicolaus - Analyst

Thanks. Good morning, everyone. Muhtar, I was hoping we could probe a little bit more on this evolution and thinking you've talked about. Could you share with us a little bit about how the Pepsi transaction, both in principle and in terms of how it's playing out in the marketplace, things you are hearing from retail partners, how that has affected your thinking over the last, call it, eight, nine, ten months?

Secondly, could you give us more color specific on the subjects of retailers, how the dialogue with them, their demand, and what you're facing them from today versus a few years ago has motivated this decision?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Yes, I think -- Mark, let me take -- and I'd like John to also comment on this from his perspective of how he sees the same -- John Brock. But I will take the second question first. I don't see any different -- the retailers are constantly evolving, rapidly constantly evolving. Six years ago to four years ago to two years ago to now, it is an evolution.

There is no big difference in the last two years than it was from four years to two years ago, in that timeframe. So it's a constant evolution. There is more consolidation, but also at the same time the US retailer landscape is a wonderful landscape with still substantial amounts of small retailers, independent retailers, both in foodservice as well as in future consumption. So it's a wonderful landscape that offers tremendous potential.

But there is nothing out there -- this is an absolutely -- think of it as an absolutely proactive play from our part in how we strengthen two major geographies, two major profit pools for us; totally different from any other transaction out there. Refranchising, major operations in Europe, and taking over a major structural play that has a clear-cut endgame here in the United States with a meaningful role for partners at the end.

In terms of what retailers are demanding, they are demanding flexibility, speed. They are demanding flexibility, they are demanding speed, and they are absolutely demanding that we stay ahead of their requests and demands, just like consumers. John?

John Brock - Coca-Cola Enterprises - Chairman & CEO

Yes, I'm happy to comment on the competitive situation. I would say, first of all just as background -- I think you all know this -- CCE had without a doubt --.

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Mark, are you there?

Mark Swartzberg - Stifel Nicolaus - Analyst

Yes, I am here.

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Oh good, sorry.

John Brock - Coca-Cola Enterprises - Chairman & CEO

CCE had its most successful year ever in 2009. That was true in North America, that was true in Europe. We are very pleased about that, and so we are doing this transaction clearly from a position of strength.

Looking at the marketplace in 2009, specifically in North America, we gained share; we won on visual inventory; we won on cases on display. So I guess you could say we didn't see a lot of impact, honestly, from our principal competitor's move. I think there might have been a little bit of uncertainty there in the marketplace. Maybe we capitalized on it a little bit, I hope so.

But I think as Muhtar has already made it clear, this transaction is something we've been talking about a long time, frankly long before Pepsi announced their deal. So this is not a competitive reaction and frankly, in the marketplace in North America, we are winning. So I think when you couple that winning position already and talk about what the Coca-Cola Company is going to do with an integrated system in North America, it's going to be a beautiful thing.

So we are excited about it from a Coca-Cola system standpoint, and obviously we are excited about the new growth prospects for our business in Europe.

Mark Swartzberg - Stifel Nicolaus - Analyst

Great. Thank you, guys. And if I could follow up, Muhtar, on specifically the subject of acquisitions and other alliances in the United States. How if at all does this affect your thinking about the types of partnerships, acquisition or otherwise, the pace, structure? Is it fair to think that those have even gone up in terms of priority for you as you look at this marketplace?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

You know, I think with this transaction, we will have immediate control when it closes of about 90% of the total volume in the United States. When I was answering Judy's question earlier, I had mentioned that also how different the US landscape is, including even the bottling contracts, how different they are from the rest of the world.

So everything -- I think what is unique to focus on is we will have already at a lot to do with what we will have and how we integrate. And then we will continue to have very close dialogue with the rest of our partnership in the United States to make absolutely sure that the final structure, the final architecture that we end up with as quickly as we can as possible, the final architecture that we will end up with will resemble much more the architecture that you see in other parts of the world; a really winning formula, the best-in-class production, lowest cost production, best-in-class production.

And also it will play into our having an increase in our return on invested capital in both our existing capital in the infrastructure today which is, as I mentioned, $9.8 billion, and also in the capital that is invested in the CCE operations. So again, a very important play for us.

Mark Swartzberg - Stifel Nicolaus - Analyst

Great. Thank you, guys.

Operator

Kaumil Gajrawala, UBS.

Kaumil Gajrawala - UBS - Analyst

Hey, guys. John, Bill, two questions for you guys. One, as you think about the future of CCE and the balance sheet flexibility you will have, it sounds like from the buyback you'll get close to that 2.5, 3 times. So what does that allow you in terms of future acquisitions?

Then the second thing, can you comment at all on the synergies from consolidating the new territories?

John Brock - Coca-Cola Enterprises - Chairman & CEO

Yes, let me ask Bill to address that one.

Bill Douglas - Coca-Cola Enterprises - CFO

Good morning. If you look at the leverage out of the box, we will have about $2 billion of debt to complete the transaction. That would be a ratio, as I mentioned earlier, of about 1.7%. As we ramp up the share repurchase of approximately $1 billion, that would take it up within that 2.5 to 3 times range.

However, the operating financial metrics for new CCE are going to be very strong, very high levels of EBITDA margins, more so than CCE today. And the cash flow generation capability of new CCE is going to be very high, which is going to give us the opportunity to continue investing on potential future acquisitions and also having a higher level of return of cash to shareowners.

So the leverage, the financial stability and strength of the balance sheet is going to be sufficient for us to make acquisitions, as well as continuing to return cash to shareowners and managing that capital structure within 2.5 to 3 times.

Kaumil Gajrawala - UBS - Analyst

Can you comment at all on what the free cash flow might look like in the new operation?

Bill Douglas - Coca-Cola Enterprises - CFO

I think if you look at it, it would roughly approximate -- approximately 50% of CCE today with lower revenues and lower CapEx. We would expect CapEx reinvestment in the new CCE to be approximately 5% of net sales revenue.

Kaumil Gajrawala - UBS - Analyst

Got it. And then anything on the synergies?

John Brock - Coca-Cola Enterprises - Chairman & CEO

If you look at the businesses, we think there are a lot of value and opportunities for working with Norway and Sweden. But just given the geographic footprint and the package mix-up in Norway and Sweden, we don't see a lot of direct synergies. But we think there will be some qualitative synergies sharing best practices within those markets going forward.

Kaumil Gajrawala - UBS - Analyst

Got it, thank you.

Operator

Caroline Levy, CLSA.

Caroline Levy - CLSA - Analyst

Good morning, everyone. Can you hear me?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Yes.

Caroline Levy - CLSA - Analyst

Could you please answer a couple of easy questions and then -- well, let's start with that. What is the sales size of the Scandinavian and German businesses, sales and operating income, to the extent you could help us what that?

John Brock - Coca-Cola Enterprises - Chairman & CEO

Yes, we can do that Caroline. Just hang on one second.

Gary Fayard - The Coca-Cola Company - CFO

Caroline, it's Gary. Let me give you EBITDA for Norway/Sweden. EBITDA for '09 was about $100 million.

Caroline Levy - CLSA - Analyst

And sales?

Bill Douglas - Coca-Cola Enterprises - CFO

Sales are a little over $700 million.

Caroline Levy - CLSA - Analyst

Okay, and then just looking at Germany, if you have that --.

Gary Fayard - The Coca-Cola Company - CFO

We don't disclose it, and because we haven't come to a transaction on that, and it's a year-and-a-half to three years away, I'd like to pass on that one if I could.

Caroline Levy - CLSA - Analyst

Okay, but fair to say I think it's your largest [HOBO], isn't it?

Gary Fayard - The Coca-Cola Company - CFO

Germany is a very large operation for us in our bottling investment group, yes.

Caroline Levy - CLSA - Analyst

Okay. You didn't mention -- well, just let me also ask you on Dr. Pepper, carrying Dr Pepper and carrying Hansen brands, do you expect to have to renegotiate the contracts and, therefore, pay some amount of money out?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Caroline, it's Muhtar. I don't want to give you comment on that right now in detail. But all I can tell you is that I have talked to Larry Young, and we are going to be talking to him going forward on that issue.

Caroline Levy - CLSA - Analyst

Okay. So he's definitely smiling, okay. So you didn't mention who is going to run North America.

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

We have said that we are going to be announcing an integration team, and coupled with that, obviously, leadership going forward. You can expect more clarity on that going forward sometime probably towards the end of April.

Caroline Levy - CLSA - Analyst

Okay, and the biggest question which I think is just -- it looks to me like 50% of Coke's total revenues are going to be in the US now. So how do we think about your revenue growth going forward?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

I think it's -- here are the numbers. With this transaction, roughly around -- today our total volume globally that is sold -- that is basically produced and sold by our franchise partners is about 80%. With this transaction, that will be about -- it'll be about 72%. So it is still a very major part of our total volume will be produced, sold and distributed by our franchise partners and handled by our franchise partners. And I think those are the key numbers you need to keep in mind. That's why this transaction is very, very different from anything out there.

Caroline Levy - CLSA - Analyst

I know, but the bottom line is from my perspective, Coke is all about being an international growth story, a global emerging market story. And if half your revenues are in the US, how do you grow your top line more than 3%?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

I'll just say one more thing on this and leave it. I think what you need to be focused on is that we've got great emerging markets that are being developed. And as we grow those emerging markets, there is a very, very important strategic synergy play and a profit play and a return on invested capital play here in the largest profit pools. That's how you need to think about this transaction from our perspective.

Operator

Christine Farkas, Bank of America Merrill Lynch.

Christine Farkas - Bank of America Merrill Lynch - Analyst

Thank you very much. Bill, I am hoping you can clarify something I might be missing. You talk about $2 billion of debt out of the gate, and yet there is a $10 per share payment to shareholders  as well as an $822 million purchase of the Nordic assets. What's the offset there? I am ignoring share repurchase, but is the $2 billion of debt supposed to cover those two initiatives?

Bill Douglas - Coca-Cola Enterprises - CFO

Yes. What you are missing is I am talking about net debt first, and we finished 2009 with over $1 billion of cash on our balance sheet. We are not going to be buying back any shares between now and closing the transaction. So that cash is in that pool to execute the transaction, as well as we estimate a closing of approximately October 1. So we will have nine months of additional cash flow in 2010, building up to execute all of the transactions that we described.

Christine Farkas - Bank of America Merrill Lynch - Analyst

Okay, that's helpful. So Coke will assume the entire gross debt, and the cash stays with the new CCE?

Bill Douglas - Coca-Cola Enterprises - CFO

That is correct.

Christine Farkas - Bank of America Merrill Lynch - Analyst

And as far as the corporate expenses, is there an allocation between North America and Europe for operating income or EBITDA purposes?

Bill Douglas - Coca-Cola Enterprises - CFO

We've got some estimates in the release. If that isn't everything you need, give Thor a call.

Christine Farkas - Bank of America Merrill Lynch - Analyst

Okay, thanks for that. Muhtar, just looking at your statement about not having any equity ownership in the new CCE, I'm just wondering what is different about this entity now, given your anchor bottlers strategy? Why is it that you're comfortable having a more indirect, I guess, relationship that way?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Well, what we look at is the strategic rationale for the ownership and the capital, and we don't see one right now. And we are totally, fully aligned in terms of our 2020 Vision with the leadership of CCE, and that is why going forward we don't see a compelling strategic rationale for it right now. And they remain a key partner in a very key geography.

Christine Farkas - Bank of America Merrill Lynch - Analyst

Okay, thank you very much.

Operator

Damian Witkowski, Gabelli & Co.

Damien Witkowski - Gabelli & Co. - Analyst

Hi, good morning. My questions have basically been answered, but just wanted to clarify one thing with you, Muhtar. I know with DPS, you said you talked to Larry Young. But on Hansen, was the original contract signed between CCE and Hansen, or was it between Coke and Hansen?

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

I will let Gary answer that question.

Gary Fayard - The Coca-Cola Company - CFO

Hi, Damien. The original contract with Hansen was actually a three-party contract between The Coca-Cola Company, CCE and Hansen. In fact, as previously stated, we have been talking about this type of transaction for some time. We knew that that was a possibility. So when we did the transaction or the contract with Hansen, it includes -- it does not include a change of control provision, so that there's no issue in transferring that contract over during this transaction.

Damien Witkowski - Gabelli & Co. - Analyst

Okay, fair enough. And one more thing, Gary, the $10 distribution, from an accounting perspective, is it a return of capital? It's not a dividend, I assume.

Gary Fayard - The Coca-Cola Company - CFO

I'm going to let Bill answer that one.

Bill Douglas - Coca-Cola Enterprises - CFO

Ultimately, that's going to very a little bit by shareowner, but it's likely to be partially a dividend and partially return of capital, and potentially from a tax perspective boot as well. So we will be communicating more to our shareowners of that in the coming months.

Damien Witkowski - Gabelli & Co. - Analyst

Thank you.

Operator

I'd now like to turn the call back over to Mr. Jackson Kelly.

Muhtar Kent - The Coca-Cola Company - Chairman & CEO

Thank you, Gary, Jackson, John and Bill. This is Muhtar. We are very excited about entering the next decade of growth with The Coca-Cola Company, and we can say with great confidence that there is no better business to be in.

Over the next several years, the nearly $650 billion nonalcoholic ready-to-drink beverage industry is expected to grow faster than global GDP. We will continue to leverage our unique advantages, our wonderful brand, unmatched global footprint. And great bottling partners provide an enormously strong foundation for us to build on.

The actions we are announcing today will serve to further accelerate our growth opportunities here in North America as well as in Europe, and generate greater profits through enhanced productivity. At the same time, we will continue to invest in only the highest value opportunities for our system, with an eye always towards driving growth and expanding profitability across our entire geographic portfolio.

As the world's leading beverage company with a well-aligned global franchise and laserlike focus on local market execution, we are ushering in an exciting new era of winning for the Coca-Cola system. Thank you for your time this morning.

Operator

That concludes today's call. Thank you for participating in today's call. Please disconnect your line at this time.